Financial Gravity Companies, Inc.

800 N. Watters Rd., Suite 120

Allen, Texas 75013

November 23, 2016

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Financial Gravity Companies, Inc.

Form 8-K

Filed October 12, 2016

File No. 1-34770

Dear Mr. Schwall:

We received your letter dated November 8, 2016 with comments to the referenced Current Report on Form 8-K for Financial Gravity Companies, Inc. (formerly named Pacific Oil Company), File No. 1-34770. We have restated the Commission’s comments below and have included our responses to each comment.

General

1.	We note you disclose on page 2 that for accounting purposes, the Merger has been accounted for as a merger, with Financial Gravity Holdings, Inc. as the accounting acquirer (legal acquiree), and that on the September 30, 2016 effective date of the Merger, Financial Gravity’s business became the only business of the Company, which prior to the Merger was a shell company.

Please revise your disclosure to clarify, if true, that the Merger has been accounted for as a reverse merger or a reverse recapitalization, as the term is normally used to describe the acquisition by a shell company of an operating company that resulted in the operating company being the accounting acquirer and gaining voting and operating control of the combined company. Additionally, expand your disclosure to describe the accounting treatment for the reverse merger and the nature of the financial statements that will be presented following the reverse merger, noting the guidance in ASC 805-40-45.

Response:

The Form 8-K will be amended to add the following wording:

For accounting purposes, the Merger has been accounted for as a reverse merger, with Financial Gravity Holdings, Inc. (“Financial Gravity”) as the accounting acquirer (legal acquiree). On the effective date of the Merger, Financial Gravity’s business became the only business of Pacific Oil Company (currently named Financial Gravity Companies, Inc.”), which prior to the Merger was a shell company. The consolidated financial statements prepared following the reverse merger will be issued under the name of the legal parent (accounting aquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer) with the stockholders’ equity adjusted to reflect stockholders’ equity of the accounting acquirer.

1

2.	We note that Financial Gravity has a December 31 fiscal year end while Pacific Oil Company has a September 30 fiscal year end. Please disclose under Item 5.03 of Form 8--K if you intend to change fiscal year from the fiscal year end used by Pacific Oil prior to the reverse merger. Additionally, disclose the nature and periods of the financial statements that you intend to include in your upcoming September 30, 2016 periodic report.

Response:

The fiscal year end used by Pacific Oil Company (currently named Financial Gravity Companies, Inc.) prior to the reverse merger (September 30), will remain unchanged.

Pacific Oil Company will file an Annual Report on Form 10-K for the fiscal year ended September 30, 2016, containing financial statements for the years ended September 30, 2016 and 2015.

Description of Business of Financial Gravity Holdings, Inc., page 2

Business Overview, page 2

3.	Please expand your discussion of the development of the business of Financial Gravity Holdings, Inc. during the last three years, or inception, to include the information required by Item 101(h)(3) of Regulation S-K. In this regard, we note that Note 9 to the Consolidated Financial Statements for December 31, 2015 and December 31, 2014 discusses acquisitions during that period that appear material to you, such as the acquisition of Tax Coach Software, LLC.

Response:

The Form 8-K will be amended to add the following wording:

Business Overview

Financial Gravity Holdings, Inc. was incorporated in Texas on September 29, 2014. Business Legacy, Inc, founded in 2002, and Pollock Advisory Group, founded in 2007, were added to Financial Gravity Holdings, Inc. on September 29, 2014, as subsidiaries.

Financial Gravity Holdings, Inc. and its subsidiaries deliver a wide range of accounting, tax planning and management services to high net worth individuals and businesses nationwide.

During 2015, Financial Gravity Holdings, Inc acquired as additional subsidiaries, Cloud9b2b, LLC, SASH Corporation (dba Metro Data Processing), and TaxCoach Software, LLC.

Organic growth has come in four key areas.

•	Partner Program
•	Tax Services, including Tax Blueprints and ongoing Tax Operating system services
•	Wealth Management Services
•	Other Products and Services (Insurance and other miscellaneous products and services).

All future growth is expected to come from these four key areas, as well as through organic growth, acquisitions, and strategic alliances.

4.	Please revise to describe your “long term growth plan” and “strategic business plan.”

Response:

Please see response to comment 3 above.

2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

5.	We note your disclosure that revenues increased from $816,205 to $1,302,634, or 59.6%, for the six months ended June 30, 2016 as compared to June 30, 2015. You disclose that the increase in revenue reflects increase in service income, “primarily new customer product and service sales, which more than doubled over the same period.” Please explain which of your various subsidiaries and services they offer were the primary contributor(s) to the increase in revenues.

Response:

The Form 8-K will be amended to add the following wording:

The Company’s revenue increased to $1,302,634 from $816,205 for the six months ended June 30, 2016 and 2015, respectively. The Company reported net loss of $720,297 and $348,020 for the six months ended June 30, 2016 and 2015, respectively. The increase in revenue reflects increase in service income, primarily new customer product and service sales, which more than doubled over the same period. Revenues from Tax Services increased over 90%, while the acquisition of TaxCoach Software, LLC added revenues of $394,814. The increase in net loss for the six months ended June 30, 2016 was attributable primarily to higher professional service fees and General and Administrative expenses.

Directors and Executive Officers, page 9

6.	Please expand your biographical disclosure to provide all information required by Item 401 of Regulation S-K. By way of example only, we note that the term of office of each person, the specific business experience during the past five years of each person, and the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as director are not disclosed.

Response:

The Form 8-K will be amended to add the following wording:

John Pollock, 50, has been CEO/Founder of Business Legacy, Inc. since 2002, Pollock Advisory Group since 2007 and he is currently CEO and Chairman of Financial Gravity Companies, Inc. Mr. Pollock’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the Company:

o	Has served as CEO and Chairman of Financial Gravity since its inception
o	A seasoned manager

Paul O. Williams, 60, has served on our Board of Directors and as Vice Chairman of the Board since 2015, and has served as our Chief Financial Officer and Assistant Secretary – Assistant Treasurer since 2016. He graduated from Austin College in Sherman, Texas in 1978 and the Institute for Organization Management in Washington, DC in 1982. Mr. Williams also currently serves as Chief Executive Officer of Bison Financial Group, Inc.; Chairman of the Board of Curtis Mathes, Inc., Championship Sports Group, Inc., Triton Consolidated, Inc., Day One Consulting, Inc., and Investor Relations, Inc.; Vice Chairman of the Board & Chief Financial Officer of Halo Companies, Inc.; Vice Chairman of the Board of Dynamic Chemical Solutions, Inc.; and is on the Board of Directors of the Frisco Chamber of Commerce. Mr. Williams’ specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the Company:

o	Over 30 years of business experience, primarily in capital markets, mergers, and acquisitions
o	Chief Executive Officer of Bison Financial Group, a corporate financial advisory and business development firm
o	Has served as both officer and director of other public companies
o	Financial Gravity is the third public company for which Mr. Williams is serving as Chief Financial Officer
o	Within the last 5 years, Mr. Williams served as Vice-Chairman of the Board and Chief Financial Officer at Halo Companies, Inc., a public company

3

A. David Crowley, 60, has served on our Board of Directors and as Secretary of the Board since 2015, and has served as our President and Chief Strategy Officer since 2016. He graduated from University of MO - Rolla with a BS in Electrical Engineering in 1978 and the University of MN with an MS in Electrical Engineering in 1986. Mr. Crowley owned and operated Resonate, Inc., a management consulting and training company for small business owners from 1999 to 2008, co-owned 80/20 Health Insurance, an insurance agency with over 20 field agents in Colorado and co-owned United Meridian Insurance, a property & casualty agency in Colorado. Mr. Cowley’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the Company:

o	21 years as an Engineer with high technology computer company
o	10 years project management and process engineering experience at General Motors helping develop their vehicle development process
o	5 years teaching graduate school Management Information Systems course at Walsh College
o	8 years financial services experience in health, life and property & casualty insurance business
o	4 years tax business experience with Financial Gravity developing the process that the company now uses to sell tax services to business owners and to expand nationally to financial advisors

Edward A. Lyon, 52, has been our Chief Tax Strategist and a Director since October, 2015. From 2005 until 2015, he was Partner-in-Charge of Content at TaxCoach Software, which he founded in 2005. Mr. Lyon received a B.A. in History from Hamilton College in 1986 and a J.D. from the University of Cincinnati College of Law in 1991. Mr. Lyon’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the Company:

o	The founder of TaxCoach Software, managing the company for 11 years
o	A deep knowledge of accounting and financial services industries
o	A nationally-recognized expert on tax planning
o	The author of 8 books, and has appeared on over 500 radio and television broadcasts to speak about his areas of expertise

George E. Crumley, 49, has been on the Board of Directors since January 2015. From 1994 to 2007 he was a practicing litigation attorney with the law firm of Stradley & Wright in Dallas, Texas where he was named partner in 2001. He formed Pittenger, Nuspl & Crumley in 2008 where he continues to practice, advising businesses in matters including formation, contracts, employees, real estate and litigation among other areas of law. He received BA. and J.D. degrees from Baylor University in 1989 and 1993, respectively. Mr. Crumley currently serves on the Board of Directors for Legacy Christian Academy in Frisco, Texas. Mr. Crumley’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the Company:

o	23 years of experience in civil litigation and representing businesses with formation, contracts, lawsuits, employee disputes, real estate, and other matters.

James F. Reggio, 53, has been our Chief Marketing Officer & Chief Technology Officer since January of 2015 when he joined the company via the Cloud9 Holdings acquisition, where he served as CTO beginning in 2013. From 2006 – 2013, Mr. Reggio held various roles with EFA Processing LP, including Chief Technology Officer, Senior Vice President of Technology, and Executive Vice President. Mr. Reggio was principle with Exectech Consulting Services from 2004 – 2006. He served as Chief Information Officer of Affirmative Insurance Holdings, Inc. from 2001 – 2004 and Chief Information Officer of Instant Insurance Holdings, Inc. from 1999 – 2001, as well as Chief Information Officer and Vice President of The St. Paul Specialty Auto Group from 1997 – 1999. Mr. Reggio received his BA in Computer Science from Western Michigan University in 1986, and currently serves as a board member for the Innovate Flower Mound Entrepreneur Center, and is a managing partner in Tri-Liberty LLC and DayOne Consulting LLC.

4

Rick J Johnson, 57, has been our Chief Operating Officer since June of 2016, and previously served Financial Gravity as Vice President of Operations beginning in May of 2015. Mr. Johnson joined Cloud9b2b, LLC (a Financial Gravity acquisition) as President and General Manager in April of 2015. Prior to his involvement in Financial Gravity, Mr. Johnson served as Chief Operating Officer for Bridge Metrics 2013 – 2014, and was Chief Operating Officer of Smart Customer Acquisition 2011 – 2013. From 2008 – 2011, Mr Johnson was with U.S. Leadership where he held various positions including President in his last year there. He served as Chief Operating Officer for James One Companies 2005 – 2007, and served as Chief Operating Officer of Software Medium 2003 – 2004. From 1997 – 2003, Mr. Johnson was Chief Operating Officer for Migratec, Inc. From 1995 – 1997, he served in various roles including Business Manager, and then Director with Software AG. Mr. Johnson began his career with what is now Accenture (previously Andersen Consulting and Arthur Andersen MICD), where he progressed from Staff Consultant, Senior Consultant, Manager, Sr Manager, and Director from 1982 – 1994. Mr. Johnson received his BBA in Finance from Texas Tech University in 1981.

Executive Compensation, page 11

Summary Compensation Table, page 11

7.	Please expand the narrative to discuss the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. Please also identify, to the extent material, the items included under All Other Compensation. Refer to Item 402(o) of Regulation S-K.

Response:

The Form 8-K will be amended to add the following wording, following the Summary Compensation Table:

None of the named executive officers has an employment agreement.

For Mr. Pollock, the amount shown in the Summary Compensation Table under the heading All Other Compensation represents amounts paid by Financial Gravity to a consulting firm owned and controlled by Mr. Pollock, in compensation for services not related to his roles as an officer and director of Financial Gravity.

For Mr. Lyon, the amount shown in the Summary Compensation Table under the heading All Other Compensation represents amounts paid by Financial Gravity to a consulting firm owned and controlled by Mr. Lyon, in compensation for services not related to his roles as an officer and director of Financial Gravity.

Certain Relationships and Related Transactions, page 11

8.	Please revise to disclose related party transactions for the time period required by Instruction 2 to Item 404(d) of Regulation S-K.

Response:

The Form 8-K will be amended to add the following section and wording:

Certain Relationships and Related Transactions

Except as set forth below, none of the Company’s directors or officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s shares, nor any relative or spouse of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction to which the Company was a party, and in which the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years.

5

Effective as of October 1, 2015, Financial Gravity, a subsidiary of the Company, purchased all of the equity interests of Tax Coach Software, LLC, an Ohio limited liability company, for aggregate consideration of shares of the common stock of Financial Gravity (the “Tax Coach Software Transaction”).

▪	An entity owned by Mr. Edward A. Lyon, a current director of the Company, received approximately 43% of the shares of Financial Gravity issued in the Tax Coach Software Transaction. As a consequence of such issuance, Mr. Lyon is the beneficial owner of 7.2% of the Company’s common stock, as of September 30, 2016 (after giving effect to the Merger).

▪	Additionally, an entity owned Keith VandeStadt, a greater than 5% beneficial shareholder of the Company, received approximately 47% of the shares of Financial Gravity issued in the Tax Coach Software Transaction. As a consequence of such issuance, Mr. VandeStadt is the beneficial owner of 7.8% of the Company’s common stock, as of September 30, 2016 (after giving effect to the Merger).

▪	During calendar 2015, Financial Gravity paid $218,990 to a consulting firm owned and controlled by Mr. Pollock, in compensation for services not related to his roles as an officer and director of Financial Gravity.

▪	During calendar 2015, Financial Gravity paid $198,000 to a consulting firm owned and controlled by Mr. Lyon, in compensation for services not related to his roles as an officer and director of Financial Gravity.

Item 3.02. Unregistered Sales of Equity Securities, page 13

9.	Please provide the disclosure required by Item 701 of Regulation S-K for all unregistered sales of securities within the past three years. In this regard, we note the issuances of shares of common stock discussed at pages 18 and 20 of Exhibits 99.1 and 99.2.

Response:

The Form 8-K will be amended to add the following wording:

Under Item 3.02, the subheading “Issuances by Financial Gravity” will be amended to read as follows:

During the year ended December 31, 2014, Financial Gravity, a subsidiary of the Company, issued 1,150,000 shares of common stock pursuant to a private placement at a cost of $1 per share, with a minimum purchase level of $50,000 per investor. During the year ended December 31, 2015, Financial Gravity issued 2,000,000 shares of common stock pursuant to a private placement at a cost of $1 per share, with a minimum purchase level of $50,000 per investor. The subscription period expired October 31, 2015.

Effective July 2015, Financial Gravity granted to two non-employee directors, 50,000 shares (each) of common stock in lieu of the issuance of stock options.

Effective October 1, 2015, Financial Gravity issued 6,000,000 shares of common stock pursuant to the Tax Coach Software Transaction referenced above.

Effective November 2015, Financial Gravity issued 50,000 shares of common stock pursuant to a private placement.

Subsequent to the December 31, 2015 year end, Financial Gravity issued 120,000 shares of common stock pursuant to a private placement.

The sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, Financial Gravity believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.  Each investor represented that such investor either (A) is an “accredited investor,” (B) has such knowledge and experience in financial and business matters that the investor is capable of evaluating the merits and risks of acquiring the shares of Financial Gravity common stock or preferred stock, or (C) has appointed an appropriate person to act as the investor’s purchaser representative in connection with evaluating the merits and risks of acquiring the shares of Financial Gravity common stock or preferred stock. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

6

Exhibit List, page 17

10.	Please file all exhibits required by Item 601 of Regulation S-K, including material contracts. For example, we note that you have not filed your Certificate of Incorporation and Bylaws, the agreements reached in connection with the acquisitions described in Note 9 to your Consolidated Financial Statements for December 31, 2015 and December 31, 2014, or a list of subsidiaries.

Response:

The following exhibits will be added, including the agreements reached in connection with all material acquisitions:

Exhibit Number	Description

3.1 *	Articles of Incorporation filed December 5, 2005

3.2 *	Certificate of Amendment filed January 4, 2013

3.3 *	Certificate of Amendment filed July 26, 2013

3.4 *	Certificate of Change filed February 9, 2015

3.5	Certificate of Amendment filed October 31, 2016 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on November 7, 2016 (Commission File No. 1-34770))

3.6	Certificate of Correction filed November 1, 2016 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on November 7, 2016 (Commission File No. 1-34770))

3.7	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on November 23, 2016

10.1 *	Stock Purchase Agreement made as of August 12, 2015 by and among Cloud9Accelerator, LLC, a Texas limited liability company doing business as Financial Gravity Ventures, The David and Ricki Jackson Revocable Trust, under Trust Agreement dated October 12, 2010, and SASH Corporation, an Oklahoma corporation doing business as Metro Data Processing

10.2 *	Purchase Agreement dated effective as of October 1, 2015 by and between Financial Gravity Holdings, Inc., a Texas corporation and the holders of all of the issued and outstanding membership interests of Tax Coach Software, LLC, an Ohio limited liability company

10.3 *	Amendment to Purchase Agreement by and between Financial Gravity Holdings, Inc. and the holders of all of the issued and outstanding membership interests of Tax Coach Software, LLC, dated effective as of March 25, 2016

10.4 *	Escrow Agreement, dated effective as of March 25, 2016 by and among Financial Gravity Holdings, Inc., a Texas corporation, each of the f all of the issued and outstanding membership interests of Tax Coach Software, LLC, Edward A. Lyon, as representative of the Sellers, and American Escrow Company, as escrow agent (replaced by Amended and Restated Escrow Agreement)

10.5 *	Amended and Restated Escrow Agreement, dated effective as of March 25, 2016 by and among Financial Gravity Holdings, Inc., a Texas corporation, each of the f all of the issued and outstanding membership interests of Tax Coach Software, LLC, Edward A. Lyon, as representative of the Sellers, and American Escrow Company, as escrow agent

10.6 *	Company Distribution Notice pursuant to the Amended and Restated Escrow Agreement

21 *	Listing of subsidiaries

* Filed herewith

7

Exhibit 99.1

Independent Auditor’s Report, page 1

11.	We note that in the independent auditor’s report dated June 21, 2016, Lane Gorman Trubitt PLLC stated that it conducted the audit of Financial Gravity’s fiscal 2015 and 2014 financial statements in accordance with U.S. generally accepted auditing standards. Please note that pursuant to the PCAOB’s Auditing Standard No. 1, audits should be conducted in accordance with PCAOB standards. Please ask your auditor to revise its report to state, if true, that it conducted its audit in accordance with PCAOB standards and conform its report accordingly.

Response:

For the year ended December 31, 2015 and the period from inception (September 29, 2014) through December 31, 2014, the firm of Lane Gorman Trubitt LLC was closely involved with the preparation of Financial Gravity’s financial statements. Accordingly, with respect to those financial statements, Lane Gorman Trubitt LLC did not provide an audit opinion under PCAOB standards since the firm did not meet the PCAOB independence standard.

However, with the change of the fiscal year end from December 31 to September 30, the staff of the Company – and not Lane Gorman Trubitt LLC -- is undertaking the preparation of the financial statements. Lane Gorman Trubitt LLC will conduct the audit for the two fiscal years ended September 30, 2016, in order to have two comparative years ended September 30, 2016 and 2015. More importantly, the audit for the two fiscal years ended September 30, 2016 will be conducted in accordance with PCAOB standards.

As this updated audit and corresponding opinion will supersede the audit and corresponding opinion provided in the original Form 8-K filing, the firm has respectfully requested that it not be required to reissue any prior reports, but rather get current with PCAOB standards with the submission of the Annual Report on Form 10-K for the year ended September 30, 2016. Much of the work will overlap with the firm’s prior efforts, and that is the best use of time and resources.

Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 10

12.	You disclose on page 6 that Tax Coach Software provides three primary services including monthly subscriptions to the “Tax Coach” software system, coaching and email marketing services. Please describe within your revenue recognition policy footnote the terms of the subscription agreements and the timing of when revenue is recognized. Also, tell us if you receive any upfront payments in connection with providing these services and if so describe the nature of the payments and explain how you allocate such amounts to subsequent periods over the life of the agreement.

Response:

The pertinent language with respect to revenue recognition in the Consolidated Financial Statements that are forthcoming for the new September 30 year end will be substantially as follows:

TaxCoach Software has 3 types of services that are charged and collected on a month to month subscription basis (TaxCoach basic membership, All-Stars coaching, and Wire Service weekly broadcast email).  None of these programs come with a long-term commitment or contract, and there is no up-front payment beyond the monthly subscription fee.  Cancellations are processed within the month requested and memberships are closed at the end of the period for which the most recent payment was made.  Members are not entitled to refunds for unused memberships.

8

Note 9 – Business Acquisitions, page 14

Business Acquisition – Tax Coach Software, Inc., page 15

13.	We note your disclosure indicating that effective October 1, 2015, Financial Gravity Holdings Inc. completed the acquisition of Tax Coach Software LLC by issuing 6 million of its common shares in exchange for 100% of the outstanding shares of Tax Coach Software LLC. Further, you explain that the Sellers will have the right to unwind the transaction if the shares that were issued do not trade as to provide a closing price during the thirty-six month period following the effective date, or if the average daily closing price for any 10-day trading period during this same thirty-six month period fails to equal or exceed $1.00. Given your report on Form 8-K, indicating that all of the outstanding shares of Financial Gravity Holdings Inc. were subsequently acquired in exchange for shares of Pacific Oil Company in a reverse merger, please disclose the current status of these Seller’s rights and describe any circumstances in which the transaction may still be unwound. In doing so, please clarify what is meant by your “as adjusted” disclosure in reference to the $1.00 stock price, tell us how the 6 million shares held in escrow were impacted by the September 30, 2016 merger between Pacific Oil Company and Financial Gravity Holdings Inc., and describe the effects of any stock splits or reverse stock splits by either entity on the price and number of shares in this arrangement.

Response:

The pertinent language in Note 9 to the Consolidated Financial Statements, in the second paragraph under the subheading “Business Acquisition – Tax Coach Software, Inc.”, will be amended in its entirety to read as follows:

Certificates representing the shares were required to be deposited in escrow as of the effective date of the acquisition. As part of the purchase agreement documentation, the Sellers maintained the right to unwind the transaction under certain conditions as described. The Sellers also retained all rights as shareholders while shares were held in escrow, including the right to vote. Under the escrow agreement, if the average daily closing price of the shares for any continuous 10-day trading period equals or exceeds $1.00 during the thirty-six months following October 28, 2015, the Company had the right to cause the shares deposited in escrow to be distributed to the Sellers, terminating any right to unwind the transaction. If the shares did not trade as to provide a closing price during the thirty-six months following October 28, 2015 or if the average daily closing price of the shares for any continuous 10-day trading period failed to equal or exceed $1.00 during the thirty-six months following October 28, 2015, then no later than five days following the conclusion of the thirty-six month period, the Sellers would have the right to unwind the acquisition of Tax Coach Software by the Company and the Company would immediately transfer the ownership of Tax Coach Software back to the Sellers in exchange for the return of common stock issued during the acquisition. The closing price was defined as the last closing trade price for the shares on an electronic bulletin board as reported by Bloomberg or on the NASDAQ Capital Market or the highest bid price as reported on “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If listed for trading on the American or New York Stock Exchange during the thirty-six months following October 28, 2015 it will be deemed to meet the $1.00 benchmark.

On November 11, 2016, the parties to the escrow agreement agreed (in a Company Distribution Notice) that the average daily closing price of the shares had exceeded the $1.00 threshold and accordingly, the shares were released from escrow and the right to unwind the Tax Coach Software acquisition transaction terminated.

***

9

By way of further response to the staff of the Commission:

Comment (duplicated from above): Please clarify what is meant by your “as adjusted” disclosure in reference to the $1.00 stock price, tell us how the 6 million shares held in escrow were impacted by the September 30, 2016 merger between Pacific Oil Company and Financial Gravity Holdings Inc., and describe the effects of any stock splits or reverse stock splits by either entity on the price and number of shares in this arrangement.

Response:

1.	The language “(as amended)” in relation to the $1.00 share price was in error, and has been removed.
2.	Under the merger agreement (dated effective as of September 30, 2016), all shares of Financial Gravity common stock issued and outstanding -- including the shares held in escrow -- were automatically converted into and exchangeable for fully paid and nonassessable shares of Pacific Oil Company common stock on a one-for-one basis.
3.	Following the October 1, 2015 date of the October 1, 2015 Tax Coach Software purchase agreement, Financial Gravity Holdings Inc. effected a 3-for-one stock split by means of a stock dividend. As a consequence of the stock split, the escrow agreement was amended and restated, to lower the original $3.00 threshold closing price of the shares to $1.00, and the number of shares issued in the transaction increased from 2 million shares to 6 million shares. The economic affect was neutral.

Note 10 – Additional Paid In Capital, page 18

Stock Split, page 18

14.	We note disclosure stating that effective October 20, 2015, Financial Gravity increased the authorized number of common stock shares and simultaneously declared a three for one stock split. Please revise the Statements of Stockholders’ Equity on page 4 to reflect the stock split on a retroactive basis for all periods presented, to comply with SAB Topic 4:C.

Response:

Please reference the response to comment 11.

Lane Gorman Trubitt LLC will conduct the audit for the two fiscal years ended September 30, 2016, in order to have two comparative years ended September 30, 2016 and 2015.

As this updated audit and corresponding opinion will supersede the audit and corresponding opinion provided in the original Form 8-K filing, and much of the work will overlap with the firm’s prior efforts, the firm has respectfully requested that it not be required to reissue any prior reports, but rather get current with PCAOB standards with the submission of the Annual Report on Form 10-K for the year ended September 30, 2016.

***

10

The Company acknowledges that:

•                 The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you have further questions, or if you require further clarification on our responses provided. And thank you for your professional attention.

Respectfully,

/s/ John Pollock

Chief Executive Officer

11